Q77(h) (Change in Control)

Virtus Mid-Cap Core Fund (Series 18):
First Clearing, LLC ("First Clearing"), on behalf of its customers, acquired control on or about February 23, 2015 due to a large purchase. As of the end of the period, First Clearing owned approximately 28.56% of the shares (as measured in assets).

Virtus Small-Cap Core Fund (Series 14):
UBS WM USA ("UBS"), on behalf of its customers, acquired control on or about March 31, 2015 due to a series of purchases during the period. As of the end of the period, UBS owned 26.97% of the shares (as measured in assets).